UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

RESTORATION HARDWARE HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

761283100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761283100		13G

1	Names of Reporting Persons J. Michael Chu

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,781,079

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,781,079

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,781,079

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 31.1%

12	Type of Reporting Person IN

CUSIP No. 761283100		13G

1	Names of Reporting Persons Scott A. Dahnke

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,781,079

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,781,079

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,781,079

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 31.1%

12	Type of Reporting Person IN

CUSIP No. 761283100		13G

1	Names of Reporting Persons CP6 Management, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,781,079

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,781,079

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,781,079

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 31.1%

12	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. 761283100		13G

1	Names of Reporting Persons Catterton Managing Partner VI, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,781,079

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,781,079

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,781,079

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 31.1%

12	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. 761283100		13G

1	Names of Reporting Persons CP Home Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,781,079

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,781,079

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,781,079

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 31.1%

12	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. 761283100	13G

Item 1.
	(a)	Name of Issuer: Restoration Hardware Holdings, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 15 Koch Road, Suite J Corte Madera, CA 94925

Item 2.
(a)

Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

J. Michael Chu

Scott A. Dahnke

CP6 Management, L.L.C.

Catterton Managing Partner VI, L.L.C.

CP Home Holdings, LLC

	(b)	Address or Principal Business Office: The address for each of the Reporting Persons is c/o Catterton Management Company, L.L.C., 599 West Putnam Avenue, Greenwich, CT 06830.
(c)

Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized in the state of Delaware, except for Messrs. Chu and Dahnke, who are a natural persons and citizens of the United States.

	(d)	Title of Class of Securities: Common stock, par value $0.0001 per share (“Common Stock”)
	(e)	CUSIP Number: 761283100

Item 3.
Not applicable.

CUSIP No. 761283100	13G

Item 4.	Ownership.

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock as of December 31, 2012, based upon 37,927,012 shares of Common Stock outstanding as of December 14, 2012.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
J. Michael Chu	11,781,079	31.1%	0	11,781,079	0	11,781,079
Scott A. Dahnke	11,781,079	31.1%	0	11,781,079	0	11,781,079
CP6 Management, L.L.C.	11,781,079	31.1%	0	11,781,079	0	11,781,079
Catterton Managing Partner VI, L.L.C.	11,781,079	31.1%	0	11,781,079	0	11,781,079
CP Home Holdings, LLC	11,781,079	31.1%	0	11,781,079	0	11,781,079

CP Home Holdings, LLC (“CP Home Holdings”) holds 11,781,079 shares of Common Stock indirectly through Home Holdings, LLC, a Delaware limited liability company.  Catterton Managing Partner VI, L.L.C. (“Catterton Managing Partner VI”) is the manager of CP Home Holdings. CP6 Management, L.L.C. (“CP6 Management,” and together with CP Home Holdings and Catterton Managing Partner VI collectively, the “Catterton Funds”) is the managing member of Catterton Managing Partner VI.  The management of CP6 Management is controlled by a managing board consisting of J. Michael Chu and Scott A. Dahnke.  Accordingly, each of the Catterton Funds, Mr. Chu and Mr. Dahnke may be deemed to share beneficial ownership of the shares of Common Stock owned indirectly by CP Home Holdings. Each of them disclaims any such beneficial ownership.

Home Holdings, LLC holds 25,931,257 shares of Common Stock. Home Holdings, LLC is owned by a private investor group, including (i) CP Home Holdings, (ii) Tower Three Home LLC, an investment fund managed by Tower Three Partners, LLC, and (iii) funds affiliated with Glenhill Capital Management LLC.  Each of the Catterton Funds, Mr. Chu and Mr. Dahnke may be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Home Holdings, LLC. However, each of them disclaims membership in any such group and disclaims beneficial ownership of the securities held by Home Holdings, LLC.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Item 4.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 761283100	13G

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

J. MICHAEL CHU

	By:	/s/ J. Michael Chu

SCOTT A. DAHNKE

	By:	/s/ Scott A. Dahnke

CP6 MANAGEMENT, L.L.C.

	By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person

CATTERTON MANAGING PARTNER VI, L.L.C.

	By:	CP6 Management, L.L.C., its managing member

	By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person

CP HOME HOLDINGS, LLC

	By:	Catterton Managing Partner VI, L.L.C., its manager
	By:	CP6 Management, L.L.C., its managing member

	By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement